Exhibit 99.4
NICE Wins 2013 Cloud Computing Excellence Award Presented by TMC’s
Cloud Computing Magazine

NICE is recognized for its cloud-based suite of Workforce Optimization solutions, which is the first full
WFO offering available on this platform

RA’ANANA, ISRAEL, November 21, 2013 – NICE Systems (NASDAQ: NICE) today announced that it is a winner of the 2013 Cloud Computing Excellence Award for its cloud-based Workforce Optimization (WFO) suite. The award, from TMC’s Cloud Computing magazine, recognizes companies that are able to effectively leverage the cloud to bring new, differentiated offerings to the market.

NICE’s WFO suite is the first one fully available in the cloud, enabling greater flexibility, lower upfront costs, and faster implementation for contact centers, back offices, branches, and retail.

Driven by real-time, cross-channel analytics and Voice of the Customer insights, the NICE WFO offering delivers targeted solutions for enhancing the customer experience, enhancing operational efficiency across the enterprise, and improving employee performance. Organizations can mix and match on-premise and cloud-based applications, including Recording, Quality Management, Interaction Analytics, Workforce Management, Performance Management, Incentive Compensation Management, and Voice of the Customer.

“Receiving this award reinforces our position as a leading, cloud-based WFO provider. It shows that we are delivering best-in-class solutions and services, while also giving customers a range of deployment options that enable greater flexibility and cost-effectiveness,” said Yochai Rozenblat, President of the NICE Enterprise Group. “We are committed to helping organizations leverage our SaaS and hosted technologies to get closer to their customers in order to deliver an exceptional customer experience. Our WFO solutions help organizations gain valuable customer insights which can be used to engage employees and drive frontline action.”

“I am pleased to recognize NICE as a 2013 award winner for cloud computing excellence. The company has demonstrated innovation and technology leadership through its cloud-based WFO offering, which offers users an enriched experience,” said Rich Tehrani, CEO, TMC.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Rozenblat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.